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                            June 8, 2023

       Aaron T. Ratner
       Chief Executive Officer
       Clean Earth Acquisitions Corp.
       12600 Hill Country Blvd, Building R, Suite 275
       Bee Cave, Texas 78738

                                                        Re: Clean Earth
Acquisitions Corp.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed May 15, 2023
                                                            File No. 001-41306

       Dear Aaron T. Ratner:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed May 15, 2023

       Summary Term Sheet, page x

   1. We note your revisions to the headnotes on pages xii and xxi. In appears you should further revise these
headnotes to clarify that the 2,555,556 Founder shares subject to vesting at Closing and
the 20,000,000 Earnout shares have been included assuming such shares fully vest.
       Questions and Answers for Stockholders of Clean Earth
       Q: What happens if the Business Combination Proposal is not approved or it otherwise not consummated?, page xxiv

   2. We note you filed a DEF14A on May 10, 2023, as amended on May 17, 2023 and May
                                                        22, 2023, to hold a
meeting on May 25, 2023 asking your shareholders to vote to approve a proposal to amend
your second amended and restated certificate of incorporation to revise the terms for
extending the time period to complete a business combination for an
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
June 8, 2023NameClean Earth Acquisitions Corp.
June 8,
Page 2 2023 Page 2
FirstName LastName
         extra six months after May 28, 2023 and to revise the payments your Sponsor would need to make in connection with any such extension. You also state that to compensate your shareholders for their patience and support and to incentivize shareholders to not redeem their shares, you anticipate awarding 0.5 newco shares per 1.0 CLIN share not redeemed, up to $50 million in total, to shareholders who do not redeem their shares. Please revise and update your disclosures throughout the proxy, including on pages xv, xvi, 10, 37, 39,
         142, 143, 144, 145, 152, 159 and 217 to reflect these new developments as appropriate.
Q: Did the board of directors obtain a third-party fairness opinion in determining whether or not to proceed with the business combination?, page xxv

3. Please revise this section to state, if true, that the fairness opinion spoke only as of the date of the opinion, and does not take into account subsequent developments, including the
         April 2023 updates to the financial projections delivered to Clean Earth, or the amended terms of the merger agreement. Also include such disclosure in your Summary of the
         Proxy Statement section under    Opinion of Cabrillo Advisors, Inc.
Ownership of the Company following the Business Combination, page 4

4. We note you revised the table on page 4 in response to comment 6. However, it appears the revised table includes shares that will not be outstanding immediately following the consummation of the business combination based on the assumptions in the paragraph above the table. Specifically, the table includes the Earnout shares, the Founder shares that become subject to vesting on closing, the shares underlying the public warrants and the shares underlying the private warrants which will not be outstanding immediately following closing. The table also presents columns that assume no redemption and redemption of 25%, 50%, 75% of the public shares along with the maximum redemptions of public shares that can occur before the business combination is terminated. Please revise the table and/or the description as appropriate.
Redemption Rights, page 9

5. Please revise your disclosure to clarify whether the aggregate value of the warrants to be disclosed represents the value of the warrants retained by redeeming stockholders assuming maximum redemptions.
Risk Factors
Any reductions or modifications to, or the elimination of, governmental incentives or policies that support solar energy..., page 22

6. We note your disclosure that you depend heavily on government policies that support utility scale renewable energy and enhance the economic feasibility of developing and operating solar energy projects in regions in which you operate or plan to develop and operate renewable energy facilities. Please revise to update this risk factor if modifications to such government policies have had a material impact on Alternus, and to
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
June 8, 2023NameClean Earth Acquisitions Corp.
June 8,
Page 3 2023 Page 3
FirstName LastName
         describe such impact. For example, we note in your response letter your reference to the imposition of energy price caps in Poland.
If Alternus fails to comply with financial and other covenants under debt arrangements..., page
26

7.       We note the disclosure added on page 26 in response to comment 13.
However, the
         waiver agreement described in Note 13 on page F-51 included certain additional conditions with respect to raising additional funds through the
issuance of    14 million in
         the form of equity or a subordinated loan by May 15, 2023, or if no firm term sheet was in place by April 21, 2023 by conducting a Norwegian equity offering. Alternatively, Solis
         had the option to divest a minimum of    50 million of assets by April
21, 2023, with sales
         proceeds to be used for a partial redemption of the bonds (at a redemption call price of
         105% until June 30, 2023 and 107.5% thereafter), along with certain other incentives to be provided to the bondholders no later than April 30, 2023. You also added disclosure on pages 191 and 192 which states that Solis shall divest a minimum of 50 million of assets and use the proceeds for a partial redemption of the bonds at the prices noted above and indicates that the bondholders have received some of the incentives contemplated in the waiver agreement. Lastly, we note you issued a press release on May 17, 2023 regarding negotiations with Solis' bondholders to extend the waiver agreement to September 30,
         2023 which appears to be subject to approval by written resolution of the bondholders and which includes certain additional conditions for such an extension. Please revise your disclosure for clarity and consistency regarding the status and terms of the waiver agreement in force as of the most recent date practicable. Disclose whether, and if so, how all conditions of that waiver agreement have been met by Alternus and Solis. The terms of any proposed extension of the waiver agreement should be disclosed as well and should include appropriate cautionary language that clearly conveys to investors that such an extension may not be approved by the bondholders, unless the extension of the waiver agreement has already been approved.
8. We note your revised disclosure in response to prior comment 14 that if the ownership of
         Solis and all of its subsidiaries were to be transferred to the Solis bondholders in connection with an event of default under the Solis bond, the majority of Alternus operating assets and related revenues and EBIDTA would be eliminated. Please consider including a stand-alone risk factor discussing this risk. Please also disclose this risk in your Summary of Risk Factors.
Unaudited Pro Forma Condensed Combined Financial Information, page 61

9. Please revise your pro forma financial statements to reflect the impact of the actual or planned issuance of additional equity or subordinated debt, or alternatively, the actual or planned divestiture of assets and the related use of proceeds to partially repay the Solis'
         bonds, since at least one of these actions appears to be required in order to comply with the conditions of the waiver agreements related to such bonds.
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
June 8, 2023NameClean Earth Acquisitions Corp.
June 8,
Page 4 2023 Page 4
FirstName LastName
10. Please revise your pro forma financial information to reflect the additional funds you expect your Sponsor to deposit into the trust account in connection with any extension(s)
         of the time period to complete your business combination.
11. You anticipate awarding an additional 0.5 shares per 1.0 CLIN share not redeemed, to incentivize your shareholders not to redeem up to $50 million. Please revise your pro forma financial information to reflect the issuance of these shares assuming no redemptions and assuming maximum redemptions. Please also revise your other disclosures with respect to shares expected to be outstanding after the offering and potentially dilutive shares throughout the filing to reflect the issuance of these shares under each of your various offering scenarios.
Background of the Business Combination, page 90

12. We note that Citigroup Global Markets Inc. was an underwriter for the initial public offering of the SPAC. Please tell us, with a view to disclosure, whether you have received notice, or any other indication, from Citigroup Global Markets Inc. or any other firm engaged in connection with your initial public offering that it will cease involvement in your transaction and how that may impact your deal or the deferred underwriting
         compensation owed for the SPAC   s initial public offering. In that
regard, we note your
         disclosure that Citigroup Global Markets Inc. agreed to forfeit the deferred commission that was to be paid to Citigroup upon the consummation of the initial business combination.
Projected Financial Information, page 115

13. We note your revised disclosure in response to comment 25 that the projections through
         2025 represent the key period of such projections because the Clean Earth Board considered the 2022-2025 projections as part of its process in order to determine the valuation of Alternus. Please clarify whether the Clean Earth board of directors relied on projections beyond such period in its determination to enter into the business combination agreement or the amendment to such agreement.
14. We note your response to prior comment 28 that the revised projections that served as the basis for the revised valuation are the projections included in the prospectus. Please also include in the proxy statement the projections and material assumptions relied upon by the
         Clean Earth board of directors in its determination to enter into the business combination agreement, and relied upon by the fairness advisor in rendering the fairness opinion.
         Supplement this disclosure by also explaining the material differences between these projections and the revised projections, such as the different assumptions used. With respect to the extended projections through December 31, 2051 reviewed by the fairness advisor in order to prepare a Discounted Cash Flow Analysis as part of its process for rendering its fairness opinion, please tell us your basis for not disclosing such projections and the material assumptions and limitations underlying such projections. For example, please provide your analysis as to whether such projections are material. In that regard, we
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
June 8, 2023NameClean Earth Acquisitions Corp.
June 8,
Page 5 2023 Page 5
FirstName LastName
         note your response that Cabrillo Advisors reviewed Alternus' projections from 2022-2025 as well as Alternus' extended projections through December 31, 2051 in order to prepare a
         Discounted Cash Flow Analysis as part of its process for rendering its fairness opinion, and as such, relied on such projections among other inputs.
15. Please disclose whether the projected financial information assumes the divestment of assets or consummation of other material terms of the Solis bond waiver agreements. In addition, please disclose whether the board of directors considered such bond waiver terms, including their impact on liquidity and the projections, in recommending that the
         Clean Earth stockholders approve the business combination.
Liquidity Position, page 191

16. We note your response to prior comment 14, and reissue such comment in part. In that regard, we note your disclosure that as of December 31, 2022, Solis Bond Company DAC
         (Solis), was in breach of the three financial covenants under Solis Bond terms. Please disclose all material terms of such Solis bonds, including the terms of such three financial covenants.
Financial Statements
General, page F-1

17. Please update the financial statements of Clean Earth Acquisition Corp. and Alternus
         Energy Group PLC, the unaudited pro forma financial information and other financial information. Refer to Item 8-08 of Regulation S-X.
Alternus Energy Group Public Limited Company and Subsidiaries
Consolidated Statement of Operations and Comprehensive Income/(Loss) for the Years Ended
December 31, 2022 and 2021, page F-28

18. We considered your response to comment 34. It appears that incurring development costs and making decisions regarding whether to proceed with the development and/or acquisition of the related projects or whether to write-off of development costs related to a particular project or projects for economic or other reasons are activities that are part of your ongoing operations as an independent power producer. As such, we continue to believe that the write-off of development costs represents normal operating costs associated with your business. Please revise to reclassify these costs to be presented within operating income.
Note 3. Summary of Significant Accounting Policies
Development Cost, page F-43

19. In your response to comment 35 you stated that the Polish government enacted emergency legislation that imposed a price cap on energy which reduced the expected value of the energy projects and you decided to abandon these projects. In Note 18 you disclose that approximately $11.9 million of the $23.9 million in development costs written-off in 2022
 Aaron T. Ratner
FirstName
Clean EarthLastNameAaron    T. Ratner
             Acquisitions Corp.
Comapany
June 8, 2023NameClean Earth Acquisitions Corp.
June 8,
Page 6 2023 Page 6
FirstName LastName
         related to Project 1 located in Poland. Project 2 appears to be located in Italy and Project
         3 appears to be located in Spain. As previously requested, disclose the material government actions, laws, policies or budgetary constraints that led to the development cost write-off of the other $12 million in 2022.
Unaudited Interim Financial Statements of LJG Green Source Energy Beta SRL, page F-96

20. We note you revised your unaudited statements of operations, retained earnings and cash flows as requested in comment 36. However, we note you also revised your balance sheet for the interim period ended March 31, 2021 to be compared to the prior year interim period ended March 31, 2020. Revise to include an unaudited interim balance sheet for the interim period ended March 31, 2021 compared to a balance sheet for the prior year ended December 31, 2020. Refer to Item 8-03 of Regulation S-X. Unaudited Interim Financial Statements for the SIG 24 Portfolio, page F-124

21. Please revise to include an unaudited interim balance sheet for the interim period ended
         September 30, 2021 compared to a balance sheet for the prior year ended December 31,
         2020. Refer to Item 8-03 of Regulation S-X.

Unaudited Interim Financial Statements of Solarpark Samas Sp. Z.O.O., page
F-150

22. We note you revised your unaudited statements of operations, retained earnings and cash flows as requested in comment 38. However, we note you also revised your balance sheet for the interim period ended June 30, 2021 to be compared to the prior year interim period ended June 30, 2020. Revise to include an unaudited interim balance sheet for the interim period ended June 30, 2021 compared to a balance sheet for the prior year ended
         December 31, 2020. Refer to Item 8-03 of Regulation S-X.
General

23. We note the Non-Redemption Incentive described in the letter to shareholders filed with a current report on Form 8-K on May 17, 2023, and also note the information regarding such incentive provided in the current report on Form 8-K filed on May 22, 2023. Please revise your proxy statement to disclose all material terms of such incentive. Please also tell us how the company will comply with Section 5 of the Securities Act with respect to this incentive.
       You may contact Sondra Snyder, Staff Accountant, at 202-551-3332 or Gus Rodriguez,
Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-
551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.
 Aaron T. Ratner
Clean Earth Acquisitions Corp.
June 8, 2023
Page 7
                                              Sincerely,
FirstName LastNameAaron T. Ratner
                                              Division of Corporation Finance
Comapany NameClean Earth Acquisitions Corp.
                                              Office of Energy & Transportation
June 8, 2023 Page 7
cc:       Steven Burwell, Esq.
FirstName LastName